INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2005

DATE OF REPORT:	August 5, 2005

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	August 5, 2005
DIRECTOR	FULL NAME	DATE SIGNED

“Peter Tapper”	Peter Tapper	August 5, 2005
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Balance Sheets (Expressed in United States Dollars)

As at	June 30, 2005	December 31, 2004
	(Unaudited– Prepared	(Audited)
	by Management)
	$	$

Assets

Current:
Cash and cash equivalents	8,545,948	11,187,924
Share of joint venture cash	389,534	335,802
Accounts receivable (Note 3)	874,497	480,499
Inventory	198,883	98,518
Prepaid expenses	447,395	131,295
	10,456,257	12,234,038

Non-current:
Property and equipment (Note 4)	7,944,240	5,649,110

Total Assets	18,400,497	17,883,148

Liabilities

Current:
Accounts payable and accruals	1,008,455	333,631
Share of joint venture liabilities	246,400	67,969
	1,254,855	401,600
Non-current:
Prepaid gas revenue (Note 8)	1,289,569	1,324,785
Asset retirement obligation	158,703	156,575
	1,448,272	1,481,360

Total Liabilities	2,703,127	1,882,960

Stockholders’ Equity

Issued and outstanding at June 30, 2005 (Note 7):
18,656,453 shares (December 31, 2004 : 17,720,045)	33,912,003	32,683,328
Contributed surplus	391,424	361,854
Accumulated deficit	(18,606,057)	(17,044,994)

Total Stockholders’ Equity	15,697,370	16,000,188

Total Liabilities and Stockholders’ Equity	18,400,497	17,883,148

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Six Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2004

Deficit – Beginning of period	(17,044,994)	(11,326,461)

Net loss for the period	(1,561,063)	(680,203)

Deficit – End of period	(18,606,057)	(12,006,664)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Production Income:
Oil and gas sales	-	45,121	2,947	45,121
Production operating costs	-	-	(2,735)	-
Royalties	(19,070)	(2,255)	(36,169)	(2,255)

Net Production Income/(Loss)	(19,070)	42,866	(35,957)	42,866

Expenses
General and administrative	(862,023)	(439,565)	(1,307,738)	(909,079)
Foreign exchange loss	(43,421)	(253,547)	(135,553)	(270,749)
Amortization	(10,121)	(6,547)	(20,382)	(12,400)
Interest expense	-	(10,140)	-	(19,770)
Write-off of oil and gas properties	(402,566)	(49,485)	(840,829)	(52,566)

Total Expenses	(1,318,131)	(759,284)	(2,304,502)	(1,264,564)

Net loss for the period before other
income	(1,337,201)	(716,418)	(2,340,459)	(1,221,698)

Other Income
Interest income	89,669	72,058	211,294	174,101
Joint venture recoveries	208,670	228,174	568,102	367,394

Total Other Income	298,339	300,232	779,396	541,495

Net loss for the period	(1,038,862)	(416,186)	(1,561,063)	(680,203)

Deficit – beginning of period	(17,567,195)	(11,590,478)	(17,044,994)	(11,326,461)

Deficit – end of period	(18,606,057)	(12,006,664)	(18,606,057)	(12,006,664)

Basic loss per share (Note 11)	$(0.06)	$(0.03)	$(0.08)	$(0.05)

Diluted loss per share (Note 11)	$(0.06)	$(0.03)	$(0.08)	$(0.05)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars) (Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$

Balance at December 31, 2004	17,720,045	32,683,328	361,854	(17,044,994)	16,000,188

Issuance of common shares for cash	846,408	1,116,175	-	-	1,116,175
(Note 7a)

Exercise of share options for cash	90,000	112,500	-	-	112,500
(Note 7a)

Stock option compensation	-	-	29,570	-	29,570
(Note 7(b))

Net loss for the period	-	-	-	(1,561,063)	(1,561,063)

Balance at June 30, 2005	18,656,453	33,912,003	391,424	(18,606,057)	15,697,370

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating Activities
Net loss for the period	(1,038,862)	(416,186)	(1,561,063)	(680,203)

Adjustments to reconcile net loss to cash applied
to operating activities:
Amortisation	10,121	6,547	20,382	12,400
Stock option compensation	19,691	2,536	29,570	9,227
Write-off of oil and gas properties	402,566	49,485	840,829	52,566
Unrealized foreign exchange loss (gain)	(13,137)	252,974	(35,216)	309,353
Changes in non-cash working capital:
Accounts receivable	44,480	262,698	(393,998)	598,748
Inventory	(198,883)	(20,691)	(100,365)	(20,691)
Prepaid expenses and deposits	(636,878)	166,495	(316,100)	184,310
Accounts payable and accrued liabilities	955,334	(21,334)	853,255	(63,791)
Asset retirement obligation	1,588	(12,806)	2,128	(12,139)
Net cash provided by (used in) operating activities	(453,980)	269,718	(660,578)	389,780

Financing Activities
Issue of common shares	112,500	6,435	1,228,675	5,225,552
Issue of convertible notes	-	-	-	500,000
Net cash provided by financing activity	112,500	6,435	1,228,675	5,725,552

Investing Activities

Purchase of plant and equipment	(33,244)	(16,818)	(50,355)	(38,685)
Expenditure on oil and gas properties	(1,652,117)	(1,877,768)	(3,852,367)	(2,095,645)
Test production revenue from oil and gas
properties	382,949	-	746,381	-
Net cash used in investing activities	(1,302,412)	(1,894,586)	(3,156,341)	(2,134,330)

Net increase (decrease) in cash during the period	(1,643,892)	(1,618,433)	(2,588,244)	3,981,002

Cash and cash equivalents - Beginning of period	10,579,374	7,833,722	11,523,726	2,234,287

Cash and cash equivalents - End of period	8,935,482	6,215,289	8,935,482	6,215,289

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	-	14,063	-	19,726

The following transactions which did not result in
cash flows have been excluded from financing activities:
Stock option compensation (Note 7(b))	19,691	2,536	29,570	9,227

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has no proven reserves and has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at June 30, 2005 and December 31, 2004 and the Company’s consolidated interim results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2005. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2004. The results of the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 – ACCOUNTS RECEIVABLE

	2005	2004

Trade receivables	409,653	339,351

Joint venture receivables	464,844	141,148

	874,497	480,499

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

NOTE 4 – PROPERTY AND EQUIPMENT

	Net Book	Additions	Depreciation/Depletion	Net Book
	Value at		and write offs	Value at
	December 31, 2004			June 30, 2005
Plant and equipment
Furniture and office equipment	60,502	17,709	(20,382)	57,829
Share of joint venture assets	100,313	32,646	-	132,959
Total plant and equipment	160,815	50,355	(20,382)	190,788

Oil and gas properties
Unproved:
New Zealand[1]	3,325,418	3,013,240	(831,258)	5,507,400
Australia[2]	-	8,246	(8,246)	-
Papua New Guinea	2,162,877	84,500	(1,325)	2,246,052
Total oil and gas properties	5,488,295	3,105,986	(840,829)	7,753,452

Total property and equipment	5,649,110	3,156,341	(861,211)	7,944,240

1.	Production testing revenue of $746,381 has been netted against additions in the 6 month period ended 30 June, 2005. (year ended December 31, 2004 $130,367)
2.
The Company applied for an extension on certain Australian work programmes that were due to be completed by December 29, 2003. At December 31, 2004 a permit extension had been suspended. Application has been made to relinquish the permit.

NOTE 5 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd. (“TAG”) participates in certain oil and gas properties in common with the Company. TAG has directors and/or principal shareholders in common with the Company.

The Company agreed to a farm-out of 65% of its PNG permit to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. A term of the farm-out arrangement was that Ms Jenni Lean, Austral’s former Commercial Manager and spouse of its Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective Jan 29, 2005. Ms Lean resigned as an officer of the Company with effect from 31 January, 2005. A subsidiary of the Company owns 140,000 shares (approximately 1% of issued shares) in Rift Oil PLC.

b)	Other

During the six months to June 30, 2005, the Company incurred $119,902 (six months to June 30, 2004 - $109,267) in remuneration to the Chief Executive Officer of the Company and $18,564 (six months to June 30, 2004 – $16,917) in rent to a trust in which the Chief Executive Officer of the Company is a trustee. During the six months to June 30, 2005, $45,549 (six months to June 30, 2004 – $59,752) was paid to Ms Lean in her role as consultant to the Company (2004: Commercial Manager).

Directors received a total remuneration of $ 29,570 during the six months to June 30, 2005 (six months to June 30, 2004 - $28,517).

During the six months to June 30, 2005, the Company paid a law firm in which a Director is a partner, $23,734 (six months to June 30, 2004 – $66,349) for legal and directorial services.

The Company also paid a company that employs a Director $9,000 during the six months to June 30,

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

2005 (six months to June 30, 2004 – $9,000) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the total commitments under various agreements for the remainder of the 2005 fiscal year is approximately $5.7 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 7 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount

Balance at December 31, 2004	17,720,045	$ 32,683,328

Issued during the six months to June 30, 2005	936,408	1,228,675

Balance at June 30, 2005	18,656,453	33,912,003

During the period ended June 30, 2005, the Company issued 936,408 common shares as follows:
-	846,408 shares in respect to the exercise of warrants for proceeds of $1,116,175
-	90,000 shares in respect to the exercise of share options for proceeds of $112,500

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on June 25, 2004 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

The following stock options were outstanding at June 30, 2005:

Number		Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares			Vested	June 30, 2005	Price per	Date
					Share

300,000		Performance	-	-	$1.00	October 15, 2007
200,000	(1)	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	(1)	Vesting	April 15, 2004	400,000	$1.00	July 6, 2005
10,000		Vesting	April 15, 2004	10,000	$1.25	July 6, 2005
85,000		Vesting	April 15, 2004	85,000	$1.25	March 26, 2006
30,000		Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000		Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
10,000		Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000		Vesting	February 23, 2006	-	$2.75	February 23, 2010
33,000		Vesting	February 23, 2007	-	$3.75	February 23, 2010
33,000		Vesting	February 23, 2008	-	$4.75	February 23, 2010
1,185,000				778,334

(1) Following quarter end the Company extended the expiry date for two years until July 6, 2007 and re-priced the exercise price upwards from $1.00 to $1.10 and $1.20 each year over the two year extension period.

The weighted average exercise price for all options outstanding at June 30, 2005 is $1.27 (December 31, 2004: $1.06) . During the June quarter 90,000 options were exercised for proceeds of $112,500. No options were exercised during the March 2005 quarter.

The weighted average exercise price for options fully vested at June 30, 2005 is $1.06 (December 31, 2004: $1.07) .

The stock option compensation cost recognized as an expense for the six months to June 2005 was $29,570 (six months to June 2004 was $9,227). This cost is based on the estimated fair value of all options issued using the Black-Scholes option-pricing model amortized over the vesting period.

c) Share Purchase Warrants

In the six months to June 2005, 264,820 warrants (expiry January 5, 2005) have been exercised at NZ$1.85; 354,315 warrants (expiry January 5, 2005) have been exercised at NZ$2.10; 227,273 warrants (exercised January 5, 2005) have been exercised at US$1.15, and 15,500 warrants (exercise price NZ$1.85), which were unexercised at their expiry date of January 5, 2005, were cancelled.

The company had no warrants outstanding at June 30, 2005.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

NOTE 8 – PREPAID GAS REVENUE

On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it may either be repaid, at the Company’s option, in cash (plus interest) or, should the Company not elect to repay the amount outstanding in cash, at the issuer’s option, converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture, PEP 38736.

The balance outstanding is subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. As at June 30, 2005 the amount outstanding is $1,289,569 (December 31, 2004: $1,324,785). This is classified as a non-current liability as there is currently no gas being supplied to the issuer and no gas sales contracts are pending or under negotiation.

NOTE 9 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant (expiring 5 January 2005) permitting the holder to purchase an additional common share at a price of $1.15 per share. The 227,273 warrants still outstanding at 31 December, 2004 were exercised on 5 January, 2005.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

NOTE 10 – SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. Also, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005.

As at June 30, 2005, all remaining warrants issued under the Share Exchange Agreements (264,820) had been exercised in accordance with their terms.

NOTE 11 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the quarter and the six months periods ended June 30, 2005 and 2004:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Numerator, net loss for the period	(1,038,862)	(416,186)	(1,561,063)	(680,203)

a) Basic Denominator:
Weighted-average number of shares	18,593,926	12,855,947	18,558,069	12,855,947

Basic loss per share	$(0.06)	$(0.03)	$(0.08)	$(0.05)

b) Diluted Denominator:
Weighted-average number of shares	18,593,926	12,855,947	18,558,069	12,855,947

Diluted loss per share	$(0.06)	$(0.03)	$(0.08)	$(0.05)

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

NOTE 12: SEGMENTED INFORMATION

For six months to June 30, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	2,947	-	-	2,947
Interest	1,875	209,419	-	-	211,294
Total Revenue	1,875	212,366	-	-	214,241

Profit / (loss)	(550,790)	(997,511)	(6,383)	(6,379)	(1,561,063)

Total Assets	421,295	15,665,743	2,026	2,311,433	18,400,497

For six months to June 30, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	45,121	-	-	45,121
Interest	15,843	158,258	-	-	174,101
Total Revenue	15,843	203,379	-	-	219,222

Profit / (loss)	(285,276)	(329,448)	(60,120)	(5,359)	(680,203)

Total Assets	778,708	12,668,985	1,029,126	2,219,411	16,696,230

NOTE 13 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 14 - SUBSEQUENT EVENTS

No events occurred subsequent to 30 June 2005, which would have a material effect on these statements.